SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                         Caliber Learning Network, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   129914107
             -----------------------------------------------------
                                 (CUSIP Number)

                                  May 8, 1998
        ----------------------------------------------------------------
              (Date of Event Which Requires Filing this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129914107               13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       MCI COMMUNICATIONS CORPORATION
       52-0886267
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            2,436,086**
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             NONE
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             2,436,086**
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       NONE.
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,436,086**
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       NOT APPLICABLE.
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       18.4%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 1,193,573 shares of common stock obtainable upon exercise of a warrant to purchase such shares held by MCI Telecommunications Corporation ("MCIT"), a wholly-owned subsidiary of MCI Communications Corporation ("MCIC"), and 1,232,513 shares of common stock owned directly by MCIT. MCIC's ownership is through MCIT.

CUSIP No. 129914107               13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       MCI TELECOMMUNICATIONS CORPORATION
       13-2745892
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            2,436,086**
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             NONE
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             2,436,086**
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       NONE.
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,436,086**
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       NOT APPLICABLE.
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       18.4%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 1,193,573 shares of common stock obtainable upon exercise of a warrant to purchase such shares held by MCIT, and 1,232,513 shares of common stock owned directly by MCIT.

CUSIP No. 129914107                    13G                   Page 4 of 6 Pages





Item 1.     (a)   Name of Issuer:
                  Caliber Learning Network, Inc.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  1000 Lancaster Street, Baltimore, MD  21202
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  MCI Communications Corporation for itself and on behalf of its wholly-owned subsidiary, MCI Telecommunications
                  Corporation.
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  1801 Pennsylvania Avenue, NW, Washington, DC  20006
                  --------------------------------------------------------------
            (c)   Citizenship:
                               Delaware corporation.
                               -------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock, par value $.01 per share.
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                               129914107
                               -------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or dealer  registered under Section  15 of  the
                        Act (15 U.S.C. 78o).

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act
                        (15 U.S.C. 78c).

            (c)   [ ]   Insurance company  as defined  in Section  3(a)(19) of
                        the Act (15 U.S.C. 78c).

            (d)   [ ]   Investment company registered under  Section 8 of  the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   [ ]   An investment adviser in accordance with
                        Section 240.13d-1(b)(1)(ii)(E).

            (f)   [ ]   An employee benefit Plan or endowment fund in accordance
                        with Section 240.13d-1(b)(ii)(F).

            (g)   [ ]   A parent holding company or control person in
                        accordance  with Section 240.13d-1(b)(1)(ii)(G).

            (h)   [ ]   A savings association as defined in Section 3(b) of the
                        Deceral Deposit Insurance Act (12 U.S.C. 1813).

            (i)   [ ]   A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   [ ]   Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X].

CUSIP No. 129914107                    13-G                   Page 5 of 6 Pages



Item 4.     Ownership.


            If more than five percent of the class is owned, indicate:

            (a) Amount beneficially owned:  2,436,086
                                          -------------------------------------,

            (b) Percent of class:    18.4%
                                 ----------------------------------------------,

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote 2,436,086
                                                              -----------------,

                  (ii) Shared power to vote or to direct the vote   None.
                                                                 --------------,

                  (iii) Sole power to dispose or to direct the disposition of
                        2,436,086
                        -------------------------------------------------------,


                  (iv) Shared power to dispose or to direct the disposition of
                             None.
                        --------------------------------------------------, and


            (d) Shares which there is a right to acquire: 1,193,573 (included in Item 4(c)(i) and (ii).
                                 ---------------------------------------------



Item 5.     Ownership of Five Percent or Less of a Class.

             Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            See page 3 of this Schedule.

Item 8.     Identification and Classification of Members of the Group.

            See pages 2 and 3 of this Schedule.

Item 9.     Notice of Dissolution of Group.

             Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 129914107                    13-G                   Page 6 of 6 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 18, 1998

MCI COMMUNICATIONS CORPORATION

/s/ Susan Mayer
----------------------------------
    (Signature)*

Susan Mayer - Senior Vice President
----------------------------------
                      (Name/Title)


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                 EXHIBIT INDEX

Exhibit No.              Description
----------            ------------------------

    1. Joint Filing Agreement, dated as of May 18, 1998, by and MCI Communications Corporation and MCI Telecommunications Corporation.

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Caliber Learning Network, Inc., a Maryland corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 18th day of May, 1998.


                                           MCI COMMUNICATIONS CORPORATION



                                      By:      /s/ Susan Mayer
                                              -------------------------------
                                                Susan Mayer
                                                Senior Vice President


                                            MCI TELECOMMUNICATIONS CORPORATION



                                      By:      /s/ Susan Mayer
                                              -------------------------------
                                                Susan Mayer
                                                Senior Vice President